## Contact

www.linkedin.com/in/pamela-henry-moss-69673913 (LinkedIn)
www.shop4betterworld.org/ (Company)

## Top Skills

Graphic Design
Technical Liaison
E-Learning

# Pamela Henry Moss

Software Product Development Professional
Westport, Connecticut, United States

## Experience

### Digital Spark LLC

14 years

#### Managing Partner

January 2015 - Present (9 years 6 months)
Westport, Connecticut, United States

#### Senior Curriculum Developer

2010 - January 2015 (5 years)

### BlackLight™

#### Chief Technology Officer

June 2021 - Present (3 years 1 month)
United States

### Shop For A Better World Corporation

#### Executive Director

June 2020 - Present (4 years 1 month)
Westport, Connecticut, United States

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## Education

### Carnegie Mellon University

Fine and Studio Arts

### State University of New York College at Purchase

Bachelor of Fine Arts (BFA), Fine and Studio Arts